Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132370 and 333-132370-01
CALCULATION OF REGISTRATION FEE

	Aggregate	Amount of
Class of securities offered	offering price	registration fee

Medium-Term Senior Notes, Series D	$10,000,000	$1,070.00

(1)	The filing fee of $1,070.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $722,492.34 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $1,070.00 is offset against the registration fee due for this offering and of which $721,422.34 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.
Pricing Supplement No. 2006-MTNDD057 Dated January 25, 2007
(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)
Medium-Term Notes, Series D
SEQUINS sm

Select EQUity Indexed NoteS
Citigroup Funding Inc.
1,000,000 8.00% SEQUINS
Based Upon the S&P Homebuilders Select Industry Index
Due February 8, 2008
$10.00 per SEQUINS
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The SEQUINS bear interest at the rate of 8.00% per annum. We will pay interest in cash quarterly on the 8th day of February, May, August and November, commencing on May 8, 2007.

•	Beginning August 3, 2007, we may, in our sole discretion, call the SEQUINS in whole, but not in part, for cash in an amount that, together with all other payments made on the SEQUINS from the date of issuance to and including the call date, will provide a yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually). The SEQUINS do not provide for early redemption by you.

•	If we do not call the SEQUINS, you will receive at maturity for each SEQUINS cash in an amount equal to the product of (a) the index ratio and (b) the closing value of the S&P Homebuilders Select Industry Index on the third index business day before maturity. The index ratio equals 0.00269, $10 divided by the closing value of the S&P Homebuilders Select Industry Index on the date of this pricing supplement.

•	The SEQUINS are not principal protected. At maturity you could receive an amount less than your initial investment in the SEQUINS.

•	The SEQUINS have been approved for listing on the American Stock Exchange under the symbol “CGK.”
      Investing in the SEQUINS involves a number of risks. See “Risk Factors Relating to the SEQUINS” beginning on page PS-7.
     The SEQUINS represent obligations of Citigroup Funding Inc. only. “Standard and Poor’s®” and “S&P®” are trademarks for The McGraw Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. The SEQUINS are not sponsored, endorsed, sold or promoted by Standard and Poor’s or The McGraw Hill Companies, Inc. Standard and Poor’s or The McGraw Hill Companies, Inc. make no representations regarding the advisability of investing in the SEQUINS.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the SEQUINS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per SEQUINS	Total

Public Offering Price	$10.00	$10,000,000
Agent’s Discount	$0.225	$225,000
Proceeds to Citigroup Funding Inc.	$9.775	$9,775,000
The agent expects to deliver the SEQUINS to purchasers on or about January 30, 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A
What Are the SEQUINS?
      SEQUINS are callable securities. We may, in our sole discretion, call the SEQUINS in whole, but not in part, on any business day beginning August 3, 2007 to and including one business day before maturity in an amount that, together with all other payments made on the SEQUINS from the date of issuance to and including the call date, will provide a yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually). If we call the SEQUINS, the total amount of cash you receive (including your previous interest payments) will be less than 16% per annum of the principal amount of the SEQUINS. A yield to call of 16% per annum is not the same as a total return of 16% per annum of the principal amount of the SEQUINS. For a table setting forth hypothetical amounts you could receive upon a call of the SEQUINS, see “Description of the SEQUINS — Hypothetical Call Prices and Total Cash Flows.” We will provide notice of call, including the exact call payment date, at least three business days before the date we call the SEQUINS.
      If we do not call the SEQUINS, at maturity you will receive for each SEQUINS the final quarterly interest payment and cash in an amount equal to the product of (a) the index ratio and (b) the closing value of the S&P Homebuilders Select Industry Index, which we refer to as the Homebuilders Index, on the third index business day before maturity. The index ratio equals 0.00269, $10 divided by the closing value of the Homebuilders Index on the date of this pricing supplement. The amount you receive at maturity will be less than your investment in the SEQUINS if the closing value of the Homebuilders Index on the third index business day before maturity is less than 3718.61, the closing value of the Homebuilders Index on the date of this pricing supplement. You will not in any case benefit from any increase in the value of the Homebuilders Index or receive an amount at maturity greater than your initial investment (without taking into consideration any interest payments on the SEQUINS) unless (1) we call the SEQUINS as described above or (2) the closing value of the Homebuilders Index on the third index business day before maturity is greater than 3718.61, the closing value of the Homebuilders Index on the date of this pricing supplement. In addition, the opportunity to participate in possible increases in the value of the Homebuilders Index through an investment in the SEQUINS is limited because the amount you receive if we call the SEQUINS, including all interest payments made, will never result in a total yield to call of more than 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually).
      The SEQUINS mature on February 8, 2008, are callable by us on any business day beginning August 3, 2007 and do not provide for early redemption by you. The SEQUINS are a series of unsecured senior debt securities issued by Citigroup Funding Inc. and any payments due on the SEQUINS are fully and unconditionally guaranteed by Citigroup Inc. The SEQUINS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the SEQUINS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the SEQUINS at maturity is not guaranteed.
      Each SEQUINS represents a principal amount of $10. You may transfer the SEQUINS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the SEQUINS in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the SEQUINS by individual investors. Accountholders in the Euroclear or Clearstream, Luxembourg clearance systems may hold beneficial interests in the SEQUINS through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of the Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the SEQUINS?
      The SEQUINS bear interest at the rate of 8.00% per annum. We will pay interest in cash quarterly on the 8th day of each February, May, August and November, commencing on May 8, 2007 and ending on the maturity date or, if we call the SEQUINS, on the call date.
What Will I Receive if Citigroup Funding Calls the SEQUINS?
      We may, in our sole discretion, call the SEQUINS in whole, but not in part, on any business day beginning August 3, 2007 to and including one business day before the maturity date. We will provide notice of a call, including the exact call payment date, at least three business days before the call date.
      If we exercise our call option, you will receive for each SEQUINS a call price equal to an amount in cash that, together with all other payments made on the SEQUINS from the date of issuance to and including the call date, will provide a yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually). The call price will be calculated by determining the amount that, when discounted from the call date to the date of issuance of the SEQUINS by a discount factor based on yield to call of 16% (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually) and added to the present value of all interest payments made through and including the applicable call date discounted to the date of issuance of the SEQUINS by that same discount factor, will equal $10, the principal amount of each SEQUINS. The present values of the interest payments made on the SEQUINS will be calculated assuming each payment is made on the calendar day scheduled for that payment, without regard to whether that day is a business day.
      If we call the SEQUINS, the total amount of cash you receive (including your previous interest payments) will be less than 16% per annum of the principal amount of the SEQUINS. A yield to call of 16% per annum is not the same as a total return of 16% per annum of the principal amount of the SEQUINS. For a table setting forth hypothetical amounts you could receive upon a call of the SEQUINS, see “Description of the SEQUINS — Hypothetical Call Prices and Total Cash Flows.” Additionally, the opportunity to participate in the possible increases in the value of the Homebuilders Index through an investment in the SEQUINS is limited if we call the SEQUINS because the amount you receive will be limited to a total yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually).
What Will I Receive at Maturity of the SEQUINS?
      If we do not call the SEQUINS, at maturity you will receive for each SEQUINS the final quarterly interest payment and cash in an amount equal to the product of (a) the index ratio and (b) the closing value of the Homebuilders Index on the third index business day before maturity. The index ratio equals 0.00269, $10 divided by the closing value of the Homebuilders Index on the date of this pricing supplement.
      As a result, if the closing value of the Homebuilders Index on the third index business day before maturity is less than 3718.61, the closing value of the Homebuilders Index on the date of this pricing supplement, the amount you receive at maturity for each SEQUINS will be less than $10, and could be zero. You will not in any case receive an amount greater than $10 unless the closing value of the Homebuilders Index on the third index business day before maturity is greater than 3718.61, the closing value of the Homebuilders Index on the date of this pricing supplement.

Where Can I Find Examples of Hypothetical Amounts Payable at Call or at Maturity?
      For tables setting forth hypothetical amounts you could receive upon a call of the SEQUINS or at maturity, see “Description of the SEQUINS — Hypothetical Call Prices and Total Cash Flows” and “— Hypothetical Maturity Payment” in this pricing supplement.
Who Publishes the Homebuilders Index and What Does It Measure?
      The Homebuilders Index is one of three indices included in the S&P Select Industry Index series, which is designed to measure the performance of narrow sub-industries in the Global Industry Classification Standard (GICS®). Each index in the series, including the Homebuilders Index, constitutes a minimum of 21 liquid securities, providing investors with an investable portfolio representing a concentrated industry. As such, the Homebuilders Index seeks to provide an effective representation of the homebuilding subindustry portion of the S&P Total Market Index. See “Description of the S&P Homebuilders Select Industry Index” in this pricing supplement.
      Please note that an investment in the SEQUINS does not entitle you to any ownership or other interest in the stock of the companies included in the Homebuilders Index.
How Has the Homebuilders Index Performed Historically?
      We have provided a table showing the closing values of the Homebuilders Index on the last index business day of each month from January 2006 to December 2006 and a graph showing the daily closing values of the Homebuilders Index from January 31, 2006 to January 25, 2007. You can find this table and graph in the section “Historical Data on the S&P Homebuilders Select Industry Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Homebuilders Index in recent years. However, past performance is not necessarily indicative of how the Homebuilders Index will perform in the future. You should also refer to the section “Risk Factors Relating to the SEQUINS — The Historical Performance of the Homebuilders Index is Not an Indication of the Future Performance of the Homebuilders Index” in this pricing supplement.
What Are the U.S. Federal Income Tax Consequences of Investing in the SEQUINS?
      In purchasing a SEQUINS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a SEQUINS for U.S. federal income tax purposes as a callable cash-settled forward contract providing for a payment based on the value of the Homebuilders Index. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your payment obligations under the SEQUINS. Under this treatment, you generally will be required to include any interest payments as interest income at the time such interest is accrued or received in accordance with your method of accounting. Upon maturity or the exercise by Citigroup Funding of its right to call the SEQUINS prior to maturity, or upon the sale or other taxable disposition of a SEQUINS for cash, you will have capital gain or loss equal to the difference between (x) cash received (less any accrued but unpaid interest, which will be taxable as such), and (y) your purchase price for the SEQUINS. Such gain or loss will be long-term capital gain or loss, however, if you have held the SEQUINS for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the SEQUINS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the SEQUINS could result in less favorable U.S. federal income tax consequences to you. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the SEQUINS Be Listed on a Stock Exchange?
      The SEQUINS have been approved for listing on the American Stock Exchange under the symbol “CGK.” You should be aware that the listing of the SEQUINS on the American Stock Exchange does not necessarily ensure that a liquid trading market will be available for the SEQUINS.
Can You Tell Me More About Citigroup and Citigroup Funding?
      Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.
What Is the Role of Citigroup Funding’s and Citigroup’s Affiliate, Citigroup Global Markets?
      Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the SEQUINS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell SEQUINS to create a secondary market for holders of the SEQUINS, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any marketmaking activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the SEQUINS. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the SEQUINS.
Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?
      We expect to hedge our obligations under the SEQUINS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the Homebuilders Index or in other instruments, such as options or swaps, based upon the Homebuilders Index or one or more of the stocks included in the Homebuilders Index. This hedging activity could affect the value of the Homebuilders Index and therefore the market value of the SEQUINS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your SEQUINS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the SEQUINS declines. You should refer to “Risk Factors Relating to the SEQUINS — The Price at Which You Will Be Able to Sell Your SEQUINS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.
Does ERISA Impose Any Limitations on Purchases of the SEQUINS?
      Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the SEQUINS, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the SEQUINS or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the SEQUINS or (B) its acquisition and holding of the SEQUINS is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the SEQUINS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the SEQUINS by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.
Are There Any Risks Associated with My Investment in the SEQUINS?
      Yes, the SEQUINS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the SEQUINS” in this pricing supplement.

RISK FACTORS RELATING TO THE SEQUINS
      Because the terms of the SEQUINS differ from those of conventional debt securities in that, unless the SEQUINS are called by us, the amount you receive at maturity will be based on the closing value of the Homebuilders Index on the third index business day before maturity, an investment in the SEQUINS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Homebuilders Index, and other events that are difficult to predict and beyond our control.
Your Investment in the SEQUINS May Result in a Loss if the Closing Value of the Homebuilders Index Declines
      If we do not call the SEQUINS, the amount you receive at maturity may be less than the amount you paid for your SEQUINS, except to the extent of the interest payable on the SEQUINS. If the closing value of the Homebuilders Index on the third index business day before maturity is less than 3718.61 the closing value of the Homebuilders Index on the date of this pricing supplement, the amount you receive at maturity for each SEQUINS will be less than the price paid for each SEQUINS, and could be zero, in which case your investment in the SEQUINS will result in a loss, again except to the extent of the interest payable on the SEQUINS. If we do not call the SEQUINS, this will be true even if the closing value of the Homebuilders Index exceeds the value of the Homebuilders Index on the date of this pricing supplement at one or more times during the term of the SEQUINS but the closing value of the Homebuilders Index on the third index business day before maturity is less than the closing value of the Homebuilders Index on the date of this pricing supplement.
The SEQUINS May Be Called at Our Option, Which Limits the Potential Appreciation of Your Investment
      We may call the SEQUINS on any business day beginning August 3, 2007 to and including one business day before maturity. If we call the SEQUINS, you will receive only the call price and any accrued and unpaid interest to and including the call date. The opportunity to participate in possible increases in the value of the Homebuilders Index through an investment in the SEQUINS is limited because the return you receive if we call the SEQUINS, including all interest payments made, will be limited to a total yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually). Therefore, your return on the SEQUINS may be less than your return on a similar security that was directly linked to the Homebuilders Index and allowed you to participate more fully in the appreciation of the value of the Homebuilders Index.
The Yield on the SEQUINS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity
      The SEQUINS bear interest at the rate of 8.00% per annum. As a result, if we do not call the SEQUINS and the closing value of the Homebuilders Index on the third index business day before maturity is less than 3611.55 (resulting in you receiving an amount at maturity that is less than the principal amount of your SEQUINS), the effective yield on the SEQUINS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.
The Historical Performance of the Homebuilders Index is Not an Indication of the Future Performance of the Homebuilders Index
      The historical performance of the Homebuilders Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Homebuilders Index during the term of the SEQUINS. Changes in the value of the Homebuilders Index will affect the trading price of the SEQUINS, but it is impossible to predict whether the value of the Homebuilders Index will rise or fall.
Your Return on the SEQUINS Will Not Reflect the Return You Would Realize if You Actually Owned the Stock Underlying the Homebuilders Index
      Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the Homebuilders Index because S&P calculates the Homebuilders Index by reference to the prices of the stock included in the Homebuilders Index without taking into consideration the value of any dividends paid on those stock. As a result, the return on the SEQUINS may be less than the return you would realize if you actually owned the stock included in the Homebuilders Index, even if the closing value of the Homebuilders Index on the third index business day before maturity is greater than its closing value on the date of this pricing supplement.
The Price at Which You Will Be Able to Sell Your SEQUINS Prior to Maturity Will Depend on a Number of Factors and May be Substantially Less Than the Amount You Originally Invest
      We believe that the value of the SEQUINS in the secondary market will be affected by the supply of and demand for the SEQUINS, the closing value of the Homebuilders Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the SEQUINS of a change in a specific factor, assuming all other conditions remain constant.
      Value of the Homebuilders Index. We expect that the market value of the SEQUINS will depend substantially on the amount, if any, by which the value of the Homebuilders Index changes from its closing value on the date of this pricing supplement. However, changes in the value of the Homebuilders Index may not always be reflected, in full or in part, in the market value of the SEQUINS. If you choose to sell your SEQUINS when the value of the Homebuilders Index exceeds the closing value on the date of this pricing supplement, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the Homebuilders Index will continue to fluctuate from that time and a call date or the third index business day before maturity. In addition, significant increases in the value of the Homebuilders Index are not likely to be reflected in the market value of the SEQUINS because of our ability to call the SEQUINS for a call price that, together with all other payments made on the SEQUINS from the date of issuance to and including the call date, will provide a yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually). If you choose to sell your SEQUINS when the value of the Homebuilders Index is below the closing value on the date of this pricing supplement, you may receive less than the amount you originally invested.
      Trading prices of the stocks included in the Homebuilders Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the trading markets on which the stocks included the Homebuilders Index are traded, and by various circumstances that can influence the values of the stocks of companies included in the Homebuilders Index that belong to a specific market segment or of a particular company included in the Homebuilders Index. Citigroup Funding’s hedging activities, the issuance of securities similar to the SEQUINS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the Homebuilders Index.
      Volatility of the Homebuilders Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the Homebuilders Index changes during the term of the SEQUINS, the market value of the SEQUINS may decrease.

      Call Feature. Our ability to call the SEQUINS on any business day beginning August 3, 2007 through and including one business day before maturity is likely to limit their value. We believe that if we did not have the right to call the SEQUINS, their value could be significantly different.
      Events Involving the Companies Included in the Homebuilders Index. General economic conditions and earnings results of the companies included in the Homebuilders Index and real or anticipated changes in those conditions or results, may affect the price of the stocks included in the Homebuilders Index and the market value of the SEQUINS. In addition, if the dividend yield on the stocks included in the Homebuilders Index increases, we expect that the value of the SEQUINS may decrease because the amount you will receive at maturity will not reflect the value of such dividend payments. Conversely, if the dividend yield on the stocks included in the Homebuilders Index decreases, we expect that the market value of the SEQUINS may increase.
      Interest Rates. We expect that the market value of the SEQUINS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the SEQUINS may decrease, and if U.S. interest rates decrease, the market value of the SEQUINS may increase.
      Time Premium or Discount. As a result of a “time premium or discount,” the SEQUINS may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Homebuilders Index the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the Homebuilders Index during the period prior to the maturity of the SEQUINS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the SEQUINS.
      Hedging Activities. Hedging activities related to the SEQUINS by us or one or more of our affiliates will likely involve trading in one or more of the stocks included in the Homebuilders Index, or in other instruments, such as options, swaps or futures, based upon the Homebuilders Index or one or more of the stocks included in the Homebuilders Index. This hedging activity could affect the value of the Homebuilders Index and therefore the market value of the SEQUINS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the SEQUINS declines.
      Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the SEQUINS. The SEQUINS are subject to the credit risk of Citigroup, the guarantor of any payments due on the SEQUINS.
      We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the SEQUINS attributable to another factor, such as an increase in the value of the Homebuilders Index.
You May Not Be Able to Sell Your SEQUINS if an Active Trading Market for the SEQUINS Does Not Develop
      There is currently no secondary market for the SEQUINS. Citigroup Global Markets currently intends, but is not obligated, to make a market in the SEQUINS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the SEQUINS. If the secondary market for the SEQUINS is limited, there may be few buyers should you choose to sell your SEQUINS prior to maturity and this may reduce the price you receive.

The Market Value of the SEQUINS May Be Affected by Purchases and Sales of the Stocks Included in the Homebuilders Index or Derivative Instruments Related to the Homebuilders Index by Affiliates of Citigroup Funding
      Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the Homebuilders Index or derivative instruments relating to the Homebuilders Index or the stocks included in the Homebuilders Index for their own accounts in connection with their normal business practices. These transactions could affect the price of the stocks included in the Homebuilders Index and therefore the market value of the SEQUINS.
Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup, is the Calculation Agent, Which Could Result in a Conflict of Interest
      Citigroup Global Markets, which is acting as the calculation agent for the SEQUINS, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.
The U.S. Federal Income Tax Consequences of the SEQUINS Are Uncertain
      No statutory, judicial or administrative authority directly addresses the characterization of the SEQUINS or instruments similar to the SEQUINS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the SEQUINS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the SEQUINS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the SEQUINS may affect the U.S. tax consequences of investing in the SEQUINS, including for non-U.S. investors.

DESCRIPTION OF THE SEQUINS
      The following description of the particular terms of the SEQUINS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.
General
      The Select EQUity Indexed NoteS (SEQUINSSM) Based Upon the S&P Homebuilders Select Industry Index (the “SEQUINS”), are callable securities. We may, in our sole discretion, call the SEQUINS in whole, but not in part, on any Business Day beginning August 3, 2007 up to and including one Business Day before maturity in an amount that, together with all other payments made on the SEQUINS from the date of issuance to and including the Call Date, will provide a yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually). If we call the SEQUINS, the total amount of cash you receive (including your previous interest payments) will be less than 16% per annum of the principal amount of the SEQUINS. A yield to call of 16% per annum is not the same as a total return of 16% per annum of the principal amount of the SEQUINS. For a table setting forth hypothetical amounts you could receive upon a call of the SEQUINS, see “Description of the SEQUINS — Hypothetical Call Prices and Total Cash Flows.” We will provide notice of call, including the exact call payment date, at least three business days before the Call Date.
      If we do not call the SEQUINS, at maturity you will receive for each SEQUINS the final quarterly interest payment and cash in an amount equal to the product of (a) the Index Ratio and (b) the closing value of the Homebuilders Index on the Valuation Date. The amount you receive at maturity will be less than your investment in the SEQUINS if the closing value of the Homebuilders Index on the Valuation Date is less than the closing value of the Homebuilders Index on the Pricing Date. You will not in any case benefit from any increase in the value of the Homebuilders Index or receive an amount at maturity greater than your initial investment (without taking into consideration any interest payments on the SEQUINS) unless (1) we call the SEQUINS or (2) the closing value of the Homebuilders Index on the Valuation Date is greater than the closing value of the Homebuilders Index on the Pricing Date. In addition, the opportunity to participate in possible increases in the value of the Homebuilders Index through an investment in the SEQUINS is limited because the amount you receive if we call the SEQUINS, including all interest payments made, will never result in a total yield to call of more than 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually).
      The SEQUINS are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus, any payments due on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of SEQUINS issued will be $10,000,000 (1,000,000 SEQUINS). The SEQUINS will mature on February 8, 2008, are callable by us beginning August 3, 2007 and do not provide for early redemption by you. The SEQUINS will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup guarantee, any payments due under the SEQUINS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the SEQUINS at maturity is not guaranteed. The SEQUINS will be issued only in fully registered form and in denominations of $10 per SEQUINS and integral multiples thereof.
      Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the SEQUINS and of the senior debt indenture under which the SEQUINS will be issued.

Interest
      The SEQUINS bear interest at the rate of 8.00% per annum. We will pay interest in cash quarterly on the 8th day of each February, May, August and November, commencing on May 8, 2007 and ending on the maturity date or, if we call the SEQUINS, on the Call Date.
      Interest will be payable to the persons in whose names the SEQUINS are registered at the close of business on the fifth Business Day preceding each interest payment date. Interest on the SEQUINS will be computed on the basis of a 360-day year of twelve 30-day months. If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on that interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.
      “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
Call Option
      We may, in our sole discretion, call the SEQUINS in whole, but not in part, on any Business Day beginning August 3, 2007 to and including one Business Day before the maturity date. We will provide notice of a call, including the exact call payment date, at least three Business Days before the Call Date.
      If we exercise our call option, you will receive for each SEQUINS a call price equal to an amount in cash that, together with all other payments made on the SEQUINS from the date of issuance to and including the Call Date, will provide a yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually). The call price will be calculated by determining the amount that, when discounted from the Call Date to the date of issuance of the SEQUINS by a discount factor based on yield to call of 16% (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually) and added to the present value of all interest payments made through and including the applicable Call Date discounted to the date of issuance of the SEQUINS by that same discount factor, will equal $10, the principal amount of each SEQUINS. The present values of the interest payments made on the SEQUINS will be calculated assuming each payment is made on the calendar day scheduled for that payment. A delay in payment may arise for reasons such as a scheduled interest payment date falling on a day that is not a Business Day and, as a result, the payment being delayed until the next succeeding Business Day. Any delay will not be taken into account when calculating the call price. The call price will be rounded to the fourth decimal place and will not include the amount of unpaid interest accrued to and including the Call Date; however, on the Call Date you will receive the call price plus an amount equal to the accrued and unpaid interest, without regard to whether that day is a Business Day.
      If we call the SEQUINS, the total amount of cash you receive (including your previous interest payments) will be less than 16% per annum of the principal amount of the SEQUINS. A yield to call of 16% per annum is not the same as a total return of 16% per annum of the principal amount of the SEQUINS. For a table setting forth hypothetical amounts you could receive upon a call of the SEQUINS, see “Description of the SEQUINS — Hypothetical Call Prices and Total Cash Flows.” Additionally, the opportunity to participate in the possible increases in the value of the Homebuilders Index through an investment in the SEQUINS is limited if we call the SEQUINS because the call price you receive will be limited to a total yield to call of 16% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually).
      So long as the SEQUINS are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the SEQUINS are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Payment at Maturity
      If we do not call the SEQUINS, at maturity you will receive for each SEQUINS the final quarterly interest payment and cash in an amount equal to the product of (a) the Index Ratio and (b) the closing value of the Homebuilders Index on the Valuation Date.
      As a result, if the closing value of the Homebuilders Index on the Valuation Date is less than the closing value of the Homebuilders Index on the Pricing Date, the amount you receive at maturity for each SEQUINS will be less than $10, and could be zero. You will not in any case receive an amount at maturity greater than $10 unless the closing value of the Homebuilders Index on the Valuation Date is greater than the closing value of the Homebuilders Index on the Pricing Date.
      The “Index Ratio” equals 0.00269, $10 divided by the closing value of the Homebuilders Index on the Pricing Date.
      The “Pricing Date” means January 25, 2007, the date of this pricing supplement and the date on which the SEQUINS were priced for initial sale to the public.
      The “Valuation Date” means the third Index Business Day before maturity.
      If no closing value of the Homebuilders Index is available on any Index Business Day because of a Market Disruption Event or otherwise, the value of the Homebuilders Index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Homebuilders Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Homebuilders Index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.
      An “Index Business Day” means a day, as determined by the calculation agent, on which the Homebuilders Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Homebuilders Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing of the Homebuilders Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the SEQUINS, absent manifest error.
      A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise), or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) stocks which then comprise 20% or more of the value of the Homebuilders Index or any successor index, (2) any options or futures contracts, or any options on such futures contracts relating to the Homebuilders Index or any successor index, or (3) any options contracts or futures contracts relating to stocks which then comprise 20% or more of the value of the Homebuilders Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For purposes of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Homebuilders Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Homebuilders Index will be based on a comparison of the portion of the value of the Homebuilders Index attributable to that security relative to the overall value of the Homebuilders Index, in each case immediately before that suspension or limitation.

Amounts Payable at Call or Maturity; Hypothetical Call Prices and Total Cash Flow
      The examples of hypothetical call prices for select days from July 30, 2007 through February 7, 2008 set forth below are intended to illustrate the effect of different call dates on the amount you would receive per SEQUINS if we exercised our call option. The examples of hypothetical total cash flow for the same period set forth below are intended to illustrate the total cash amount, including periodic interest payments, you would receive per SEQUINS if we exercised our call option. In each case, (i) the hypothetical final amount payable per SEQUINS equals the sum of the hypothetical Call Price per SEQUINS and the hypothetical interest payable on the call date per SEQUINS and (ii) the hypothetical total cash flow equals the sum of the hypothetical final amount payable per SEQUINS on the call date and the hypothetical prior interest paid, and are based on the following assumptions:

SEQUINS Issue Price:	$10.00
Issue Date:	January 29, 2007
Maturity Date:	February 8, 2008
Interest Rate:	7.00% per annum, payable quarterly
Interest Payment Date:	The 8th day of each February, May, August, and November, commencing on May 8, 2007
Yield to Call:	17.50% per annum (computed on the basis of a 360-day year of twelve 30-day months, compounded annually)
      The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual call price of the SEQUINS will depend on the actual call date, the actual interest rate and the actual yield to call.

		Hypothetical	Hypothetical
	Hypothetical	Interest Payable	Final Amount	Hypothetical	Hypothetical
	Call Price per	on Call Date	Payable per	Prior Interest	Total Cash
Hypothetical Call Date	SEQUINS	per SEQUINS	SEQUINS	Paid(1)	Flow(2)

July 30, 2007 (hypothetical first Call Date)	10.4855	0.1594	10.6449	0.1925	10.8374
July 31, 2007	10.4883	0.1614	10.6497	0.1925	10.8422
August 14, 2007	10.5247	0.0117	10.5364	0.3675	10.9039
August 29, 2007	10.5666	0.0408	10.6074	0.3675	10.9749
September 14, 2007	10.6089	0.0700	10.6789	0.3675	11.0464
September 28, 2007	10.6489	0.0972	10.7461	0.3675	11.1136
October 15, 2007	10.6980	0.1303	10.8283	0.3675	11.1958
October 29, 2007	10.7389	0.1575	10.8964	0.3675	11.2639
November 14, 2007	10.7827	0.0117	10.7944	0.5425	11.3369
November 29, 2007	10.8263	0.0408	10.8672	0.5425	11.4097
December 14, 2007	10.8704	0.0700	10.9404	0.5425	11.4829
December 28, 2007	10.9121	0.0972	11.0093	0.5425	11.5518
January 14, 2008	10.9601	0.1283	11.0885	0.5425	11.6310
January 29, 2008	11.0057	0.1575	11.1632	0.5425	11.7057	(3)
February 7, 2008 (hypothetical last Call Date)	11.0302	0.1731	11.2033	0.5425	11.7458

(1)	Assuming SEQUINS pay regular quarterly interest payments in the amount of $0.1925 on May 8, 2007, $0.1750 on August 8, 2007, and $0.1750 on November 8, 2007.

(2)	Sum of (i) final amount payable per SEQUINS on the Call Date and (ii) prior interest paid on May 8, 2007, August 8, 2007 and November 8, 2007.

(3)	Hypothetical total cash flow one year after the Issue Date.

Hypothetical Maturity Payments
      The examples of maturity payments set forth below are intended to illustrate the effect of different closing values of the Homebuilders Index on the amount you will receive in respect of the SEQUINS at maturity. All of the hypothetical examples are based upon the following assumptions:

SEQUINS Issue Price:	$10.00
Issue Date:	January 29, 2007
Valuation Date:	February 5, 2008
Maturity Date:	February 8, 2008
Initial Index Value:	3,710
Interest Rate:	7.00% per annum, payable quarterly
Interest Payment Dates:	The 8th day of each February, May, August and November, commencing on May 8, 2007
Index Ratio:	0.00270
Yield to Call	17.50% per annum (calculated on the basis of a 360-day year of twelve 30-day months, compounded annually)

The closing value of the Homebuilders Index on the Valuation Date is the same as the closing value on the Maturity Date
      The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. If the SEQUINS are not called on or before one business day before the Maturity Date, the actual payment at maturity of the SEQUINS will depend on the actual closing value of the Homebuilders Index on the Pricing Date, the actual interest rate and the actual closing value of the Homebuilders Index on the third index business day before maturity.

	Percentage Change
	from the	Final
	Hypothetical Initial	Amount		Total	Total
	Index Value to the	Payable on		Annualized	Annualized
	Hypothetical	the		Yield on the	Yield on the
Hypothetical Closing Price on	Closing Price on	SEQUINS at		SEQUINS at	Homebuilders
the Valuation Date	the Valuation Date	Maturity(1)		Maturity(2)	Index(3)

0.00	-100%	0.1750		-96.78%	-99.71%
371.00	-90%	1.1750		-85.36%	-88.97%
742.00	-80%	2.1750		-74.58%	-78.67%
1,113.00	-70%	3.1750		-64.04%	-68.51%
1,484.00	-60%	4.1750		-53.65%	-58.45%
1,855.00	-50%	5.1750		-43.36%	-48.46%
2,226.00	-40%	6.1750		-33.14%	-38.52%
2,597.00	-30%	7.1750		-22.99%	-28.62%
2,968.00	-20%	8.1750		-12.90%	-18.76%
3,339.00	-10%	9.1750		-2.83%	-8.93%
3,710.00(4)	0%	10.1750		7.18%	0.87%
4,081.00	10%	11.1750		17.17%	10.64%
4,452.00	20%	11.2033	(5)	17.50%	20.40%
4,823.00	30%	11.2033	(5)	17.50%	30.13%
5,194.00	40%	11.2033	(5)	17.50%	39.84%
5,565.00	50%	11.2033	(5)	17.50%	49.54%
5,936.00	60%	11.2033	(5)	17.50%	59.22%
6,307.00	70%	11.2033	(5)	17.50%	68.88%
6,678.00	80%	11.2033	(5)	17.50%	78.53%
7,049.00	90%	11.2033	(5)	17.50%	88.16%
7,420.00	100%	11.2033	(5)	17.50%	97.79%

(1)	Except as noted in footnote 5, the final amounts specified in this column include payment of accrued and unpaid interest payable on the Maturity Date.

(2)	The total annualized yield at maturity represents the interest rate per year used in determining the present values, discounted to the Issue Date (computed on the basis of a 360-day year of twelve 30-day months), of all payments made or to be made on the SEQUINS, including the call price and all interest payments made through and including the applicable call date, the sum of these present values being equal to the $10 initial price of the SEQUINS. This annualized yield assumes:

(a)	interest payments of 7.00% per annum are (i) made quarterly on the 8th day of each February, May, August, and November, commencing on May 8, 2007, and (ii) reinvested for the remainder of the term of the SEQUINS at the applicable yield listed in this column,

(b)	an investment term from 1/29/2007 to 2/8/2008, and

(c)	computed on the basis of a 360-day year of twelve 30-day months, compounded annually.

(3)	This annualized yield assumes:

(a)	an investment in the Homebuilders Index at the hypothetical Initial Index Value and an exiting of the investment in the Homebuilders Index at the hypothetical closing value on the Valuation Date,

(b)	a dividend rate of 0.888%, where dividends are paid quarterly (note, however, that each stock comprising the Homebuilders Index would actually pay dividends according to its own payment schedule),

(c)	no transaction fees or expenses, and

(d)	an investment term from 1/29/2007 to 2/8/2008.

(4)	This is the hypothetical Initial Index Value.

(5)	This is the hypothetical maximum amount payable on the SEQUINS, assuming the SEQUINS are called one day prior to the Maturity Date.
Redemption at the Option of the Holder; Defeasance
      The SEQUINS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”
Discontinuance of the Homebuilders Index
      If S&P discontinues publication of the Homebuilders Index or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Homebuilders Index, then the value of the Homebuilders Index will be determined by reference to the value of that index, which we refer to as a “successor index.”
      Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the SEQUINS.
      If S&P discontinues publication of the Homebuilders Index, and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the Homebuilders Index, the value to be substituted for the Homebuilders Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Homebuilders Index prior to any such discontinuance.
      If S&P discontinues publication of the Homebuilders Index, prior to the determination of the maturity payment and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination that we will call the SEQUINS, (b) the determination of the maturity payment and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the Homebuilders Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Homebuilders Index may adversely affect trading in the SEQUINS.
      If a successor index is selected or the calculation agent calculates a value as a substitute for the Homebuilders Index as described above, the successor index or value will be substituted for the Homebuilders Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication the Homebuilders Index may adversely affect the market value of the SEQUINS.
      All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the SEQUINS, absent manifest error.
Alteration of Method of Calculation
      If at any time the method of calculating the Homebuilders Index or a successor index is changed in any material respect, or if the Homebuilders Index or a successor index is in any other way modified so that the value of the index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of the Homebuilders Index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Homebuilders Index or the successor index as if the changes or modifications had not been made, and calculate the value of the Homebuilders Index with reference to the Homebuilders Index or the successor index. Accordingly, if the method of calculating the Homebuilders Index or the successor index is modified so that the value of the Homebuilders Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the Homebuilders Index as if it had not been modified.
Events of Default and Acceleration
      In case an Event of Default (as defined in the accompanying prospectus) with respect to any SEQUINS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the SEQUINS will be determined by the calculation agent and will equal, for each SEQUINS, the amount to be received at maturity, calculated as though the maturity of the SEQUINS was the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the beneficial owner of a SEQUINS will not be permitted to make a claim for unmatured interest against the entity that becomes subject to the bankruptcy proceeding, and, therefore, under Section 502(b)(2) of Title 11 of the United States Code, the claim of the beneficial owner of a SEQUINS will be capped at the cash equivalent of the payment at maturity calculated as though the maturity date of the SEQUINS were the date of the commencement of the proceeding, plus an additional amount of interest accrued on the principal amount of the SEQUINS at approximately 8.00% per annum up to the date of the commencement of the proceeding.
      In case of default in payment at maturity of the SEQUINS, the SEQUINS will bear interest, payable upon demand of the beneficial owners of the SEQUINS in accordance with the terms of the SEQUINS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.
Paying Agent and Trustee
      Citibank, N.A. will serve as the paying agent for the SEQUINS and will also hold the global security representing the SEQUINS as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the SEQUINS.

Calculation Agent
      The calculation agent for the SEQUINS will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the SEQUINS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the SEQUINS, including with respect to certain determinations and judgments that the calculation agent must make in determining the amounts due to the holders of the SEQUINS. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P HOMEBUILDERS SELECT INDUSTRY INDEX
      Unless otherwise stated, we have derived all information regarding the Homebuilders Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Standard & Poor’s. Standard & Poor’s is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Homebuilders Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the Homebuilders Index.
      S&P Homebuilders Select Industry Index is one of three indices included in the S&P Industry Index series, which is designed to measure the performance of narrow sub-industries in the Global Industry Classification Standard (GICS®). Membership is based on a company’s GICS classification, as well as liquidity and market cap requirements. The GICS structure consists of 10 sections, 24 industry groups, 67 industries and 147 sub-industries. Companies are classified primarily based on revenues; however, earnings and market perception are also considered in classification analysis. The GICS sub-industry level offers the most granular level of industry definition. Therefore, S&P Select Industry Indices offer a very specific representation of a particular industry.
      Constituent stocks of the Homebuilders Index are members of the S&P Total Market Index, cover at least 90% of float-adjusted market capitalization of the relevant sub-industry, and have a liquidity ratio of at least 30%. This ensures that each index is representative as well as liquid. Each index has a minimum of 21 stocks. If the homebuilding sub-industry does not have enough stocks that meet the criteria for inclusion, large, liquid stocks from highly correlated supplementary sub-industries are included.
      Standard & Poor’s follows a set of published rules to maintain the index; details are available at www.indicies.standardandpoors.com. These rules provide the transparency and fairness required to enable investors to replicate the index and achieve the same performance as the S&P Select Industry indices.
      To be eligible for the Homebuilders Index, companies must be in the S&P Total Market Index and rank in the top 90% of their relevant GICS sub-industry (in this case, the homebuilding sub-industry) by float-adjusted market capitalization. Those stocks at the top, whose cumulative market capitalization is less than or equal to 90% of the total market capitalization of the homebuilding sub-industry, are deemed to qualify. If the stock count is less than 21, then companies having a float-adjusted market capitalization above US$500 million are added sequentially in order of float-adjusted market capitalization. If there are still fewer than 21 stocks in the Homebuilders Index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds, are included in order of their float adjusted market capitalization to reach 21 constituents. Stocks with a float-adjusted market capitalization above US$500 million and meet the liquidity threshold are included in order of their float-adjusted market capitalization until the stock count reaches 21. The float-adjusted market capitalization of these stocks must combine to be at least 90% of the total homebuilding sub-industry market capitalization. Constituents must have a liquidity ratio — defined by dollar value traded over the previous 12 months divided by average market capitalization over the previous 12 months — greater than 30%. The length of time to evaluate liquidity is reduced to available trading period for IPOs or spin-offs that do not have 12 months of trading history. Only U.S. companies are eligible for inclusion in the Homebuilders Index.
      Index membership is reviewed quarterly. Rebalancing occurs after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the pervious month. No companies are added between rebalancings. However, a company will be deleted from the Homebuilders Index if the S&P Total Market Index drops the constituent. If a constituent deletion causes the number of companies in the relevant index to fall below 21, no addition will be made to the index until the next rebalancing. At that time, the entire index will be rebalanced based on all eligibility criteria, including minimum number of companies. In case of GICS changes, where a company does not belong to the homebuilding sub-industry after the classification change, it is removed from the Homebuilders Index at the next rebalancing.

      The table below summarizes the types of index maintenance adjustments and indicates whether or not an index adjustment is required.

S&P TMI Action	Adjustment Made to Index	Divisor adjustment?
Constituent change	If the constituent is a member of the index, it is dropped.	Yes
Share changes between quarterly share adjustments	None.	No
Quarterly share changes	There is no direct adjustment, however, on the same date the index rebalancing will take place.	Only because of the Index rebalancing.
GICS change	None. If, after the GICS change, a company no longer qualifies to belong to the relevant Select Industry index, it is removed at the next rebalancing.	No
Spin-off	No weight change. The price is adjusted to price of Parent Company minus (Price of Spin-off company/Share Share ratio). Index Shares change so that the company’s weight remains the same as its weight before the spin-off.	No
Rights Offering	The price is adjusted to Price of Parent Company minus (Price of Rights Subscription/Rights Ratio). Index Shares change so that the company’s weight remains the same as its weight before the spin-off.	No
Stock Split	Index Shares are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None.	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes
      The U.S. Index Committee maintains Standard & Poor’s U.S. indices, including the Homebuilders Index. There are eight members of the committee; all are full-time professional members of Standard & Poor’s staff. The committee meets monthly. At each meeting, the committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters. Standard & Poor’s considers information about changes to its U.S. indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.
      In situations where an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, Standard & Poor’s will calculate the closing price of the indices based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the index. If an exchange fails to open due to unforeseen circumstances, the index will use the prior day’s closing prices. If all exchanges fail to open, Standard & Poor’s may determine not to publish the index for that day.
      These guidelines and the policies implementing the guidelines are the responsibility or, and, ultimately, subject to adjustment by, Standard and Poor’s.
HISTORICAL DATA ON THE HOMEBUILDERS INDEX
      The following table sets for the value of the Homebuilders Index at the end of each month in the period from January 2006 through December 2006. These historical data on the Homebuilders Index are not indicative of the future performance of the Homebuilders Index or what the value of the SEQUINS may be. Any historical upward or downward trend in the value of the Homebuilders Index during any period set forth below is not an indication that the Homebuilders Index is more or less likely to increase or decrease at any time during the term of the SEQUINS.

2006

January	4691.79
February	4470.34
March	4456.85
April	4244.01
May	3670.29
June	3382.64
July	3102.41
August	3133.83
September	3283.72
October	3425.73
November	3690.23
December	3732.29
      The closing value of the Homebuilders Index on January 25, 2007 was 3718.61.

      The following graph illustrates the historical performance of the Homebuilders Index based on the closing value thereof at the end of each day from January 31, 2006 through January 25, 2007. Past movements of the index are not indicative of future index values.
Disclaimer
      The agreement between S&P and Citigroup Funding provides that the following language must be stated in this pricing supplement:
      The SEQUINS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the SEQUINS or any member of the public regarding the advisability of investing in securities generally or in the SEQUINS particularly or the ability of the Homebuilders Index to track general stock market performance. S&P’s only relationship to Citigroup Funding Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the Homebuilders Index which is determined, composed and calculated by S&P without regard to Citigroup Funding Inc., its affiliates or the SEQUINS. S&P has no obligation to take the needs of Citigroup Funding Inc., its affiliates or the holders of the SEQUINS into consideration in determining, composing or calculating the Homebuilders Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the SEQUINS, prices at which the SEQUINS are initially to be sold, or quantities of the SEQUINS to be issued or in the determination or calculation of the equation by which the SEQUINS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the SEQUINS.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of SEQUINS. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase SEQUINS by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the SEQUINS (a “U.S. Holder”). This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold SEQUINS as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar or (iv) persons that do not hold SEQUINS as capital assets.
      No statutory, judicial or administrative authority directly addresses the characterization of the SEQUINS or instruments similar to the SEQUINS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the SEQUINS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the SEQUINS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SEQUINS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SEQUINS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
Tax Characterization of the SEQUINS
      In purchasing a SEQUINS, each holder, agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a SEQUINS for U.S. federal income tax purposes as a callable cash-settled forward contract providing for a payment based on the value of the Homebuilders Index, under which an amount equal to the purchase price of the SEQUINS is treated as an interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the SEQUINS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds” in the accompanying prospectus.) Consistent with the above characterization, (i) amounts paid to Citigroup Funding in respect of the original issue of a SEQUINS will be treated as allocable in their entirety to the cash deposit attributable to such SEQUINS, and (ii) amounts denominated as interest that are payable with respect to the SEQUINS will be characterized as interest payable on such deposit, includible annually in the income of a U.S. Holder as interest income in accordance with such holder’s method of accounting.
      Under the above characterization of the SEQUINS, upon maturity or the exercise by Citigroup Funding of its right to call the SEQUINS prior to maturity, or upon the sale or other taxable disposition of a SEQUINS by a U.S. Holder, the U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized on disposition (less any accrued but unpaid interest, which will be taxable as such) and the U.S. Holder’s purchase price for the SEQUINS. Such gain or loss generally will be long-term capital gain or loss, if the U.S. Holder has held the SEQUINS for more than one year at the time of disposition.
      It is possible that the IRS could seek to characterize the SEQUINS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the SEQUINS, it is possible, for example, that a SEQUINS could be treated as a contingent payment debt instrument, or as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the SEQUINS could differ substantially.
      Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the SEQUINS transaction. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the SEQUINS transaction. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.
Non-United States Holders
      A “Non-U.S. Holder” is a holder of the SEQUINS that is a non-resident alien individual or a foreign corporation. In the case of a Non-U.S. Holder of the SEQUINS, payments made with respect to the SEQUINS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the SEQUINS by a Non-U.S. Holder generally will not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder, and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition. A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the SEQUINS should see the discussion relating to U.S. Holders of the SEQUINS, above.
Estate Tax
      If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the Note may be treated as U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the SEQUINS.
Backup Withholding and Information Reporting
      A holder of the SEQUINS, including a Non-U.S. Holder, may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION
      The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the SEQUINS.
      Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $10,000,000 principal amount of SEQUINS (1,000,000 SEQUINS), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer some of the SEQUINS directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the SEQUINS to certain dealers at the public offering price less a concession not to exceed $0.20 per SEQUINS. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per SEQUINS on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets, acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $0.20 per SEQUINS for the SEQUINS they sell. If all of the SEQUINS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.
      The SEQUINS have been approved for listing on the American Stock Exchange under the symbol “CGK.”
      In order to hedge its obligations under the SEQUINS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the SEQUINS — The Market Value of the SEQUINS May Be Affected by Purchases and Sales of the Stock Included in the Homebuilders Index or Derivative Instruments Related to the Homebuilders Index by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.
      Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the SEQUINS, either directly or indirectly.
ERISA MATTERS
      Each purchaser of the SEQUINS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the SEQUINS through the including the date of disposition of such SEQUINS that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the SEQUINS or renders investment advice with respect to those assets, and (ii) the Plan is playing no more than adequate consideration for the SEQUINS or (B) its acquisition and holding of the SEQUINS is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

      The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

             You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.
Medium-Term Notes, Series D
1,000,000
8.00% Select EQUity Indexed NoteS
(SEQUINSsm)
Based Upon
The S&P Homebuilders Select Industry Index
Due February 8, 2008
($10 Principal Amount per SEQUINS)
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally
Guaranteed by Citigroup Inc.

Pricing Supplement
January 25, 2007
(Including Prospectus Supplement
dated April 13, 2006 and
Prospectus dated March 10, 2006)